CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,105,000	$43.43

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $287,102.40 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $43.43 offset against the registration fee due for this offering and of which $287,058.97 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1558 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 49-III dated December 17, 2007	Registration Statement No. 333-130051 Dated September 19, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,105,000 Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due March 24, 2011

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 24, 2011*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of four currencies relative to the U.S. Dollar over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on September 19, 2008 and are expected to settle on or about September 24, 2008.

Key Terms

Basket:

An equally weighted basket of four currencies (each a “Basket Currency,” and collectively, the “Basket Currencies”) that measures the performance of the Basket Currencies relative to the U.S. Dollar (the “Basket”).

Basket Currency Weights:	The following table sets forth the Basket Currencies, the Starting Spot Rate† for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:
	Basket Currency	Starting Spot Rate†	Reuters Page	Percentage Weight of Basket

	Brazilian Real (BRL)	0.54354	BRFR	25%
	Russian Ruble (RUB)	0.03915	EMTA	25%
	Indian Rupee (INR)	0.02159	RBIB	25%
	Chinese Renminbi (CNY)	0.14646	SAEC	25%

† The Starting Spot Rate for each Basket Currency was equal to one divided by the amount of such Basket Currency per U.S. Dollar and was determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 6:00 p.m., New York City time, on the pricing date taking into account the quotient of one divided by the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page PS-3 of this pricing supplement.

Reference Currency:	The U.S. Dollar
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	200%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was September 19, 2008.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on the Observation Date will be calculated as follows:
100 x [1 + (BRL Return * 1/4) + (RUB Return * 1/4) + (INR Return * 1/4) + (CNY Return * 1/4)]

Each of the BRL Return, RUB Return, INR Return and CNY Return reflects the performance of the relevant Basket Currency, expressed as a percentage, from the Spot Rate of such Basket Currency in the interbank market on the pricing date to the Spot Rate of such Basket Currency on the Observation Date. The Spot Rate of each Basket Currency on a given date that falls after the pricing date is equal to one divided by the applicable amount reported by Reuters Group PLC on page BRFR (for the BRL Return), page EMTA (for the RUB Return), RBIB (for the INR Return) and SAEC (for the CNY Return) at approximately 6:00 p.m., New York City time, on such date, and is expressed as one divided by the amount of Basket Currency per one unit of the Reference Currency.

For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-III.

Observation Date:	March 21, 2011*
Maturity Date:	March 24, 2011*
CUSIP:	48123LLZ5

*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-III.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 49-III and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 49-III, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$37.50	$962.50

Total	$1,105,000	$41,437.50	$1,063,562.50

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $37.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $22.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Underwriting” beginning on page PS-27 of the accompanying product supplement no. 49-III.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 19, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-III dated December 17, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 25, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 49-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 49-III dated December 17, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005420/e29564_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Basket Currency, means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) (i) with respect to the Brazilian Real, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Sao Paulo, Brazil, (ii) with respect to the Russian Ruble, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Moscow, Russia, (iii) with respect to the Chinese Renminbi, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Beijing, China, and (iv) with respect to the Indian Rupee, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Mumbai, India.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate of 200%, provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, and will enable you to participate in potential increases in the value of the Basket Currencies, relative to the U.S. Dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian Real, the Russian Ruble, the Indian Rupee and the Chinese Renminbi.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 49-III. Notwithstanding any disclosure in product supplement no. 49-III to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 4.43%, compounded semi-annually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,115.90. Assuming a semi-annual accrual period, the following table states the amount of original issue discount (“OID”) that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

September 24, 2008 through December 31, 2008	$11.81	$11.81

January 1, 2009 through December 31, 2009	$45.32	$57.13

January 1, 2010 through December 31, 2010	$47.35	$104.48

January 1, 2011 through March 24, 2011	$11.42	$115.90

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or any of contracts related to the Basket Currencies. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 49-III dated December 17, 2007.

  CURRENCY MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Basket Currencies relative to the U.S. Dollar. For example, the value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Basket Currencies. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  WE HAVE NO CONTROL OVER EXCHANGE RATES — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a Note that is linked to an exchange rate.
  THE EXCHANGE RATE OF THE CHINESE RENMINBI IS CURRENTLY MANAGED BY THE CHINESE GOVERNMENT — On July 21, 2005, the People’s Bank of China (the “People’s Bank”), with the authorization of the State Council of the People’s Republic of China, announced that the Chinese Renminbi exchange rate would no longer be pegged to the U.S. Dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People’s Bank has stated that the basket is composed mainly of the U.S. Dollar, the European Union euro, the Japanese yen and the South Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.
  The initial adjustment of the Chinese Renminbi exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 Chinese Renminbi per U.S. Dollar to 8.11 Chinese Renminbi per U.S. Dollar. The People’s Bank has also announced that the daily trading price of the U.S. Dollar against the Chinese Renminbi in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3 percent around the central parity published by the People’s Bank, while the trading prices of the non-U.S. Dollar currencies against the Chinese Renminbi will be allowed to move within a certain band announced by the People’s Bank. The People’s Bank has stated that it will make adjustments of the Chinese Renminbi exchange rate band when necessary according to market developments as well as the economic and financial situation. In a later announcement published on May 18, 2007, the band was extended to 0.5%. On July 16, 2008, the Chinese Renminbi traded at 6.8128 Chinese Renminbi per U.S. Dollar, which is a 21.48% increase and the highest rate since the removal of the peg to the U.S. Dollar.
  Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the Chinese Renminbi, and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government’s management of the Chinese Renminbi could result in a significant movement in the U.S. Dollar/Chinese Renminbi exchange rate. Assuming the value of all other Basket Currencies remain constant, a decrease in the value of the Chinese Renminbi, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket.
  THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but later falls below the Starting Basket Level on the Observation Date. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes, especially on dates near the Observation Date.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market.
  CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED BASKET CURRENCIES MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performance of the Brazilian Real, the Russian Ruble, the Indian Rupee and the Chinese Renminbi relative to the U.S. Dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, Russia, India, the People’s Republic of China and the United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. Dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Indian Rupee may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Brazilian Real.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-2
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this pricing supplement. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 6:00 p.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more Basket Currencies exceeds that reflected in the publicly available information, each affected Basket Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Basket Currencies and the U.S. Dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in each of the Basket Currencies’ countries and in the United States;
    the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
    changes in correlation between the Basket Currency exchange rates;
    suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. Dollar;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects the Participation Rate of 200%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (200%)	Additional Amount		Principal		Payment at Maturity

180	80.0%	160%	$1,600	+	$1,000	=	$2,600
170	70.0%	140%	$1,400	+	$1,000	=	$2,400
160	60.0%	120%	$1,200	+	$1,000	=	$2,200
150	50.0%	100%	$1,000	+	$1,000	=	$2,000
140	40.0%	80%	$800	+	$1,000	=	$1,800
130	30.0%	60%	$600	+	$1,000	=	$1,600
120	20.0%	40%	$400	+	$1,000	=	$1,400
110	10.0%	20%	$200	+	$1,000	=	$1,200
105	5.0%	10%	$100	+	$1,000	=	$1,100
100	0.0%	0%	$0	+	$1,000	=	$1,000
90	-10.0%	N/A	$0	+	$1,000	=	$1,000
80	-20.0%	N/A	$0	+	$1,000	=	$1,000
70	-30.0%	N/A	$0	+	$1,000	=	$1,000
60	-40.0%	N/A	$0	+	$1,000	=	$1,000
50	-50.0%	N/A	$0	+	$1,000	=	$1,000
40	-60.0%	N/A	$0	+	$1,000	=	$1,000
30	-70.0%	N/A	$0	+	$1,000	=	$1,000
20	-80.0%	N/A	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $400 and the final payment at maturity is equal to $1,400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 200%) = $1,400

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.
Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.
Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 200%) = $1,200

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-3

Historical Information

The following first four graphs below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. Dollar, which we refer to in this pricing supplement as the exchange rate) from January 3, 2003 through September 19, 2008. The exchange rates of the Brazilian Real, the Russian Ruble, the Indian Rupee and the Chinese Renminbi, at approximately 6:00 p.m., New York City time, on September 19, 2008, were 1.8398, 25.5438, 46.32 and 6.8276, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value against the U.S. Dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Basket Currency per one U.S. Dollar, which is the inverse of the conventional market quotation for each Basket Currency set forth in the first four graphs below.

The last graph below shows the weekly performance of the Basket from January 3, 2003 through September 19, 2008, assuming that the Basket Closing Level on January 3, 2003 was 100, that each Basket Currency had a 1/4 weight in the Basket on that date and that the closing spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 6:00 p.m., New York City time, that would be derived from the applicable Reuters page.

The Spot Rates of the Brazilian Real, the Russian Ruble, the Indian Rupee and the Chinese Renminbi, at approximately 6:00 p.m., New York City time, on September 19, 2008, were 0.54354, 0.03915, 0.02159 and 0.14646, respectively, calculated in the manner set forth under "Key Terms — Basket Closing Level” on the cover of this pricing supplement. We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-4